SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-14961
                                                                         -------
                           NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
[ ]  Form  N-SAR

For Period ended:      June 30, 2001
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[ ] Transition Report on Form 10-K       [ ]  Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F       [ ]  Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                 -----------------------------------------------

     READ ATTACHED  INSTRUCTION  SHEET BEFORE  PREPARING  FORM.  PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------
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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  PrimeSource Healthcare, Inc.
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Former Name if Applicable: Luxtec Corporation
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Address of Principal Executive Office (STREET AND NUMBER): 3700 E. Columbia St.
                                                           ---------------------

City, State and Zip Code:  Tucson, Arizona  85714
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                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)   The subject annual report,  semi-annual report,  transition report on
           Form 10-K, 20-F, 11-K or form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)   The  accountant's   statement  or  other  exhibit  required  by  Rule
           12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

              On March 2, 2001, PrimeSource Healthcare, Inc., a Massachusetts corporation (the "Company"), consummated its merger (the "Merger") of Laser Merger Sub, Inc., a wholly-owned subsidiary of the Company, with and into PrimeSource Surgical, Inc., a Delaware corporation ("PrimeSource Surgical"), resulting in PrimeSource Surgical becoming a wholly-owned subsidiary of the Company. The Merger was treated as a reverse merger, with PrimeSource Surgical being considered the acquirer from an accounting perspective. As a consequence, the financial statements of PrimeSource Surgical constitute the financial statements of the Company. The Company has not finalized the financial statements required to be filed for its fiscal year ended June 30, 2001 and could not have finalized them within the prescribed time period without unreasonable effort and expense.



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


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

             Michael K. Bayley                (520)              512-1100
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                   (Name)                  (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes
           [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              As a result of the Merger, the Company's management anticipates a significant change in the results of operations for the Company compared to the corresponding period for the last fiscal year. Because the financial statements of the Company have not been finalized, the Company's management cannot make a reasonable quantitative estimate of the change in the Company results of operations for the fiscal year ended June 30, 2001.


                          PrimeSource Healthcare, Inc.
                          ----------------------------
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 27, 2001                 By:  PRIMESOURCE HEALTHCARE, INC.
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                                             / s /   Michael K. Bayley
                                          --------------------------------------
                                          Name:  Michael K. Bayley
                                          Title: Executive Vice President, Chief
                                                 Financial Officer and Clerk

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